Exhibit 99.2

Tel-Aviv, February 18, 2016

Gilat Satellite Networks Ltd.
Gilat House
21 Yegia Kapayim Street
Kiryat Arye
Petah Tikva 4913020, Israel

Ladies and Gentlemen:

We refer to the Registration Statement on Form F-3 (File No. 333-195680)  filed by Gilat Satellite Networks Ltd., a company organized under the laws of Israel (the “Company”), with the Securities and Exchange Commission under the Securities Act of 1933, as amended, and the Prospectus Supplement dated February 18, 2016 that forms a part thereof (the “Prospectus Supplement”, and, together with the base prospectus, the “Registration Statement”), relating to the issuance and sale of up to 9,860,144 ordinary shares of the Company, par value NIS 0.20 per share (the “Ordinary Shares”), that are issuable upon exercise of non- transferable share purchase rights that are being distributed by the Company to its shareholders (the “Rights”).

As special Israeli counsel to the Company, we have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purpose of our opinion.

Upon the basis of such examination, we are of the opinion that, (i) the Rights, if and when issued in accordance with the Registration Statement, will be legally and validly issued and constitute a binding obligations of the Company under the laws of the State of Israel; and (ii) the Ordinary Shares, if and when issued in accordance with the terms of the Rights and in manner set forth in the Registration Statement, will be legally and validly issued, fully paid and non-assessable.

The opinion expressed herein is limited to Israeli law, and we not express any opinion as to the laws of any other jurisdiction.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the headings “Legal Matters” and “Enforceability of Civil liabilities” in the Prospectus Supplement.  In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/S/ Naschitz, Brandes, Amir & Co., Advocates
Naschitz, Brandes, Amir & Co., Advocates